Exhibit 2.1

FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of November 24, 2025 by and among PACE CAR ACQUISITION LLC, a Delaware limited liability company (“Buyer”), SONIM TECHNOLOGIES, INC., a Delaware corporation (“Seller”), SOCIAL MOBILE TECHNOLOGY HOLDINGS LLC, a Delaware limited liability company (the “Parent”) and CLAY CROLIUS, solely in his capacity as the representative of Seller under this Amendment, the Purchase Agreement (as defined below), and the Ancillary Agreements (the “Seller Representative”), to amend that certain Asset Purchase Agreement, dated as of July 17, 2025 (the “Purchase Agreement”), by and among Buyer, Seller, Parent and Seller Representative. Buyer, Seller, Parent and Seller Representative are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” All capitalized terms used in this Amendment but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Purchase Agreement.

WHEREAS, the Parties desire to amend the Purchase Agreement upon the terms and conditions set forth in this Amendment;

WHEREAS, Section 11.7 of the Purchase Agreement provides that the Purchase Agreement may be amended by an instrument signed in writing by the Buyer and Seller.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

1. Amendments to Purchase Agreement.

(a)	The Purchase Agreement is hereby amended by deleting the Recitals in their entirety and replacing them with the following:

WHEREAS, Seller and its Subsidiaries are engaged in the business of providing enterprise 5G solutions including rugged handsets, smartphones, wireless internet devices, software, services and accessories (the business of Seller and its Subsidiaries as currently and as proposed by Seller to be conducted, is referred to herein as the “Business”); and

WHEREAS, Seller desires to sell, transfer and assign, and Buyer desires to purchase and assume, substantially all of the assets (other than the Excluded Assets) and certain expressly specified liabilities (the Assumed Liabilities, but not the Excluded Liabilities) of Seller and the Business, including the Equity Interests of the Acquired Subsidiaries, upon the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

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(b)	The Purchase Agreement is hereby amended by deleting the definition of “Excluded Liabilities” in its entirety, and replacing it with the following:

“Excluded Liabilities” means any and all Liabilities of any kind or nature whatsoever of Seller, or its Affiliates (other than, for clarification, the Acquired Subsidiaries) or otherwise not expressly included (by type and amount) in the Assumed Liabilities (whenever arising prior to, at or after the Closing and whether or not relating solely or primarily to the Business or any Acquired Asset) (provided, that, for clarity, “Excluded Liabilities” shall expressly include (whether or not such Liabilities would otherwise constitute Assumed Liabilities) each of the following: (a) any Liabilities set forth on Schedule E; (b) any Liabilities resulting from, arising out of, relating to, in the nature of, or caused by accounts payable or accrued liabilities (whether short-term or long-term), in each case, as defined by and calculated in accordance with GAAP other than Liabilities set forth on Schedule C (which are Assumed Liabilities); and (c) any Liabilities to the extent resulting from, arising out of, relating to, in the nature of, or caused by: (i) Seller’s or the Seller Representative’s Liabilities under this Agreement, any Ancillary Agreement, any Excluded Agreement or any certificate or schedule delivered in connection herewith or therewith; (ii) any Excluded Tax Liability; (iii) Indebtedness of Seller or its Affiliates (whether or not reflected in the Financial Statements or the Estimated Balance Sheet) or any Liability for any outstanding checks or other items which are paid against the bank accounts of Seller or its Affiliates; (iv) any Excluded Asset; (v) any breach or default of contract or warranty, tort, infringement (including infringement by Seller or any of its Affiliates of third party Intellectual Property Rights), violation of Law (including, any Privacy Law or Environmental Law) or other requirement of any Governmental Authority or other Liability arising under any Law where the facts, Events or conditions underlying such Liability first occurred, first arose or first existed at or prior to the Closing, irrespective of whether such Liability attaches to Seller or its Affiliates or Buyer in the first instance; (vi) any breach or alleged breach by Seller or its Affiliates of any Contract taking place prior to Closing, regardless of when any such Liability is asserted, whether or not disclosed in the Seller Disclosure Schedule; (vii) the employment or service with or termination of employment or service from Seller or the Business of any Person (including the Continuing Employees); (viii) any Benefits Liability or any Seller Benefits Plan or other Employee Plan, benefit plan or arrangement with respect to which Seller has any Liability; (ix) Transaction Expenses of Seller or its Affiliates; (x) any Liability owing to any of Seller’s Affiliates (including Affiliate Transactions) or the Seller Representative, including any Liability for guaranteed payments or distributions to any equityholder or former equityholder of Seller and any Representative Losses; (xi) any failure to comply with applicable Bulk Sales Laws, any “de facto merger” or “successor-in-interest” theories of Liability or fraudulent transfer or conveyance Law; (xii) any Actions to which Seller or its Affiliates is or has been a party or any Liabilities resulting from the resolution or settlement of any Action or Order to which Seller or its Affiliates is a party or otherwise subject; (xiii) Liabilities under any Contract that is not an Assumed Contract, including any Liability arising out of or relating to any employment or similar agreement to which Seller is a party or otherwise bound (including the Merger Agreement); or (xiv) any and all Liabilities of, relating to, or arising out of Sonim India or any of its operations, contracts, employees, properties, tax obligations, or actions, whether arising prior to, at, or after the Closing, including any claims under Indian laws or regulations, and whether or not otherwise described in this Section or included in any schedule to this Agreement.

(c)	The Purchase Agreement is hereby amended by deleting the definitions “Form S-4” and “Reverse Merger Approval” in their entirety.

(d)	The Purchase Agreement is hereby amended by deleting Section 2.3 in its entirety and replacing it with the following:

2.3 Closing.Subject to the terms and conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall take place virtually via electronic exchange of documents no later than the fifth (5th) Business Day following the date on which there first occurs the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article VIII (other than any condition which by its nature is satisfied at the Closing, but subject to satisfaction or waiver of all such conditions) or at such other time or place as the Seller Representative and Buyer may mutually agree, provided, however, that the Closing shall, subject to the terms and conditions of this Agreement, take place no later than the date that is one hundred eighty (180) calendar days after the date of this Agreement. The date on which the Closing actually occurs is referred to as the “Closing Date”.

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(e)	The Purchase Agreement is hereby amended by deleting Section 2.4(a) in its entirety and replacing it with the following:

2.4 Payments and Transactions at Closing.

(a) At least three (3) Business Days prior to the Closing, Seller shall prepare and deliver to Buyer: a closing statement (the “Pre-Closing Statement”), setting forth, as of the Closing, the calculation of each component of the Closing Purchase Price and payment information with respect to each Person receiving payments pursuant to this Section 2.4 or Section 5.3 (the “Distribution Schedule”), each of which will be subject to Buyer’s reasonable approval. Buyer and Buyer’s Affiliates shall be entitled to rely fully upon the Pre-Closing Statement for all purposes, including in making any payments to, or exercising any rights of indemnification or recovery from, Seller pursuant to this Agreement. The Pre-Closing Statement shall include the following information:

(i) the (1) the Estimated Balance Sheet; (2) the calculations of Estimated Net Working Capital, Estimated Transaction Expenses and Estimated Indebtedness; (3) the Working Capital Adjustment Amount; (4) the calculation of the Closing Purchase Price and the components thereof (including the Adjustment Amount) based on such estimated calculations; and

(ii) any reasonable supporting documentation or information for such estimated calculations.

Notwithstanding anything herein to the contrary, if Seller’s calculation of the Closing Purchase Price (including the Adjustment Amount) based on Seller’s estimates prepared in accordance with Section 2.4(a) results in a Closing Purchase Price that would equal an amount less than zero (0), then, before delivering the Pre-Closing Statement, Seller shall pay in full a sufficient portion of the Business’s accounts payable so that the Closing Purchase Price (including the Adjustment Amount) is greater than zero, and shall deliver the Pre-Closing Statement only after giving effect to such payment.

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(f)	The Purchase Agreement is hereby amended by deleting Section 3.6 in its entirety and replacing it with the following:

3.6 No Conflict; Required Filings and Consents. Except (i) as set forth on Schedule 3.6 of the Seller Disclosure Schedule, (ii) for the filing with the SEC of (A) a proxy statement in preliminary and definitive form relating to the Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”), and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the Transactions contemplated hereby, (iii) for the Stockholder Approval, or (iv) for filings, permits, clearances, authorizations, consents, orders and approvals as may be required pursuant to the rules and regulations of the Nasdaq Stock Market LLC (“Nasdaq”), neither the execution, delivery or performance of this Agreement or any Ancillary Agreement by Seller or any Acquired Subsidiary, nor the consummation of the Transactions will (a) conflict with or violate any provision of the Seller Charter Documents, (b) conflict with or violate any Law by which Seller or any of its assets or properties (including any Acquired Assets) are bound or subject, (c) conflict with or violate, constitute a default under (or an event that with or without notice, lapse of time or both could conflict with or violate or constitute a default under), require any consent, license, permit, approval, waiver, authorization, order, filing, registration, declaration or notice under or in connection with, result in or trigger any right of termination, modification, acceleration or cancellation of, or require any payment or performance obligation pursuant to, any Contract, Permit, franchise or other instrument or obligation to which Seller is a party or by which any of them or any of their assets or properties (including any Acquired Assets) are bound or subject, (d) result in the creation or imposition of any Lien on any of the properties or assets (including any Acquired Assets) of Seller or (e) require Seller or its Affiliates to obtain any consent, license, permit, approval, waiver, authorization or order of, or to make any filing, registration or declaration with or provide notice to, any Governmental Authority or other Person.

(g)	The Purchase Agreement is hereby amended by deleting the introductory paragraph to Section 3.12 in its entirety and replacing it with the following:

3.12 Absence of Certain Changes or Events. Except (x) as set forth on Schedule 3.12 of the Seller Disclosure Schedule, (y) for any actions required to be taken on or after the date hereof by Seller in connection with capital raising activities that Seller may undertake before Closing, including sale of equity, public offerings, private placements, ATM offerings, equity lines of credit, or debt financings, including convertible debt, but only to the extent not adverse to the Business, the Acquired Assets or Assumed Liabilities or (z) as expressly contemplated by this Agreement, since the Latest Balance Sheet Date: (i) Seller and its Subsidiaries have conducted the Business in the ordinary course of business, (ii) to the Knowledge of Seller, no Event has occurred or exists which has had or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, and (iii) neither Seller nor any Acquired Subsidiary has:

(h)	The Purchase Agreement is hereby amended by deleting Section 3.28 in its entirety and replacing it with the following:

3.28 Information Provided. None of the information provided or to be provided by Seller or its Subsidiaries or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, at any time the Proxy Statement is amended or supplemented, at the date the Proxy Statement is first mailed to the stockholders of the Seller, at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Seller is responsible for filing with the SEC in connection with the Transactions will comply in all material respects with the provisions of the Securities Act or the Exchange Act, as applicable, and the rules and regulations promulgated thereunder.

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(i)	The Purchase Agreement is hereby amended by deleting the introductory paragraph to Section 5.4(d) in its entirety and replacing it with the following:

(d) Prohibited Actions Without Buyer Consent. Except (w) as contemplated or expressly permitted by this Agreement, (x) for any actions taken, or to be taken, by Seller in connection with capital raising activities that Seller may undertake before Closing, including sale of equity, public offerings, private placements, ATM offerings, equity lines of credit, or debt financings, including convertible debt, but only to the extent not adverse to the Business, the Acquired Assets or Assumed Liabilities, (y) as required by applicable Law, or (z) with Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed), Seller shall not, and shall cause each member of the Seller Group not to, directly or indirectly:

(j)	The Purchase Agreement is hereby amended by adding the following Section 5.6(d):

(d) Effective on the first Business Day following the Closing Date, Seller shall, and shall cause its Affiliates and Representatives to, (i) provide a standing instruction to the financial institutions maintaining any Business Account to conduct a daily sweep of all funds in such accounts to an account designated by Buyer (provided, however, to the extent that any such funds constitute Excluded Assets (e.g., Cash of Seller), Buyer shall promptly remit such funds to Seller following Seller’s written notice to Buyer (x) requesting such remission and (y) providing Buyer with reasonable supporting documentation identifying such funds as Excluded Assets) and (ii) cause the authorized signatories and online access credentials for the Business Accounts to be changed to persons designated by Buyer. From and after the Closing, Seller shall have no right to access, direct, or withdraw funds from any Business Account, and shall not commingle Buyer funds with any funds of Seller or its Affiliates. Seller, its Affiliates and Representatives shall further covenant not to rescind, revoke, or otherwise alter such standing instruction or access credentials without the prior written consent of Buyer, and shall take all actions reasonably necessary to ensure the uninterrupted and timely transfer of funds from the Business Accounts to Buyer following the Closing.

(k)	The Purchase Agreement is hereby amended by deleting Section 5.21 in its entirety and replacing it with the following:

5.21 Preparation of Proxy Statement; Stockholder Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, Seller shall, in consultation with Buyer, prepare and file with the SEC the Proxy Statement. Seller shall not file the Proxy Statement (or any preliminary version thereof) with the SEC without first providing Buyer and its counsel a reasonable opportunity to review and comment thereon, and Seller shall give reasonable and good faith consideration to all additions, deletions or changes suggested by Buyer or its counsel. Buyer shall provide to Seller all information concerning Buyer and its Affiliates as may be reasonably requested by Seller in connection with the Proxy Statement and shall otherwise reasonably assist in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC, provided that, unless otherwise expressly required by applicable Law, no disclosure relating specifically to non-public information about Buyer or its Affiliates may be made without Buyer’s prior written approval. Seller shall include in the Proxy Statement the Board Recommendation. Each of Seller and Buyer shall correct any information provided by it for use in the Proxy Statement as promptly as reasonably practicable if and to the extent such information shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If, prior to the expiration of the ten (10) day waiting period provided in Rule 14a-6 under the Exchange Act, Seller does not receive either (i) comments from the SEC on the preliminary Proxy Statement or (ii) notice from the SEC that it will review the preliminary Proxy Statement, then Seller shall file definitive Proxy Statement with the SEC and mail the definitive Proxy Statement to Seller’s stockholders as soon as reasonably practicable, and in any event not later than two (2) Business Days after the expiration of such waiting period. Seller shall be responsible for 100% of the fees, costs and expenses associated with the preparation, filing and mailing of the Proxy Statement.

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(b) Seller shall (i) notify Buyer promptly of the receipt of any comments, whether written or oral, from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and (ii) supply Buyer with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to such filings. Seller shall use its reasonable best efforts to respond as promptly as practicable to, and resolve, any comments from the SEC with respect to the Proxy Statement as promptly as practicable after receipt thereof. Notwithstanding the foregoing, prior to responding to any comments from the SEC or its staff, Seller shall consult with Buyer and provide Buyer and its counsel a reasonable opportunity to review and comment on any response thereto, Seller shall give reasonable and good faith consideration to all additions, deletions or changes suggested by Buyer or its counsel, and shall include in such response all comments reasonably proposed by Buyer. No later than two (2) Business Days following confirmation by the SEC that the SEC has no further comments on the preliminary Proxy Statement, Seller shall file the definitive Proxy Statement with the SEC and mail it to Seller’s stockholders.

(c) No amendment or supplement to portion of the Proxy Statement relating to Buyer or its Affiliates, the Business, the Acquired Assets, the Assumed Liabilities or the Transactions shall be made by Seller without the prior written approval of Buyer (which shall not be unreasonably withheld, conditioned or delayed).

(d) Seller will take all action necessary in accordance with applicable Law, its organizational documents and the rules of Nasdaq to establish a record date for, duly call, give notice of, convene, and hold a meeting of its stockholders (the “Stockholder Meeting”) as promptly as reasonably practicable following the mailing of the definitive Proxy Statement to Seller’s stockholders, for the purpose of obtaining the Stockholder Approval. Notwithstanding anything to the contrary in this Agreement, Seller shall convene, subject to Section 5.20(d), and hold the Stockholder Meeting as soon as practicable following the date that the Proxy Statement is mailed to Seller’s stockholders or on such other date elected by Seller with Buyer’s prior written consent (which shall not to be unreasonably withheld, conditioned or delayed). Seller shall use its reasonable best efforts to solicit proxies to obtain the Stockholder Approval.

(e) Seller shall cooperate with and keep Buyer informed upon Buyer’s reasonable request regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to Seller’s stockholders. Seller shall be permitted to postpone or adjourn the Stockholder Meeting (after consultation with Buyer), if, but only if, (i) as of the time that the Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement), there are holders of an insufficient number of shares of Seller’s common stock present or represented by proxy at the Stockholder Meeting to constitute a quorum at the Stockholder Meeting or (B) if Buyer has not received proxies representing a sufficient number of shares for Stockholder Approval, (ii) Seller has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law or Governmental Order with respect to the Stockholder Approval to postpone or adjourn the Stockholder Meeting (whether or not the quorum is present), (iii) Seller is requested to postpone or adjourn the Stockholder Meeting by the SEC or its staff for any reason, or (iv) with the prior written consent of Buyer; provided, that the Stockholder Meeting may not be postponed or adjourned on the date the Stockholder Meeting is scheduled if Seller shall have received proxies in respect of an aggregate number of Seller’s Common Stock, which have not been withdrawn, such that Stockholder Approval will be obtained at such meeting.

(l)	The Purchase Agreement is hereby amended by deleting Section 5.23 in its entirety and replacing it with the following:

5.23 [Intentionally Omitted]

(m)	The Purchase Agreement is hereby amended by deleting Section 8.1(i)(vi) in its entirety and replacing it with the following:

(vi) Bank Accounts. Evidence reasonably acceptable to Buyer (which may include written confirmations from the applicable financial institutions) that each bank, deposit, lockbox, merchant, and other payment account used in connection with the Business (except for any such account that solely holds Cash that is an Excluded Asset) (collectively, the “Business Accounts”) has been re-designated to be held by Seller or an Affiliate of Seller solely as agent or trustee for the benefit of Buyer, in each case to the extent such re-designation is permitted by the applicable financial institutions.

(n)	The Purchase Agreement is hereby amended by deleting Annex II in its entirety and replacing it with the following:

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ANNEX II

ACQUIRED sUBSIDIARIES

1.	Sonim Technologies (Hong Kong) Limited
2.	Sonim Technologies (Shenzhen) Ltd. (a wholly-owned subsidiary of #1 above)
3.	Sonim Technologies Shenzhen Limited Beijing branch (a wholly-owned subsidiary of #1 above)
4.	Sonim Technologies Germany GmbH

2. Effect upon Purchase Agreement. Each reference in the Purchase Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import shall hereafter mean and be a reference to the Purchase Agreement, as amended hereby. Except as specifically amended hereby, the Purchase Agreement, and each and every term and provision thereof, shall remain in full force and effect.

3. Entire Agreement. The Purchase Agreement (together with the Exhibits and Schedules thereto), as amended hereby, contains the entire agreement of the parties with respect to the transactions contemplated hereby and supersedes all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions.

4. Governing Law; Dispute Resolution; Jury Trial Waiver. The provisions of Section 11.16 and 11.17 of the Purchase Agreement are incorporated herein by reference.

5. Execution Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of a fully executed Amendment (in counterparts or otherwise) by electronic transmission in .PDF format or by e-mail shall be sufficient to bind the parties to the terms of this Amendment.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

BUYER:
PACE CAR ACQUISITION, LLC

By:
Name:
Title:

PARENT:

Social mobile technology holdings llc

By:
Name:
Title:

SELLER:

Sonim Technologies, Inc.

By:
Name:	Peter Liu
Title:	Chief Executive Officer

SELLER REPRESENTATIVE:

Name:	Clay Crolius

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